

May 17, 2024

Michelle Hickox
Chief Financial Officer, Secretary and Treasurer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, TX 79601

> **Re: First Financial Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-07674**

Dear Michelle Hickox:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Composition of Loans Held-For-Investment, page 42

1. In your tabular disclosure on page 42, we note that the combination of owner and non-owner occupied commercial real estate ("CRE") loans represented 26.1% of your total loans as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (such as office, retail, hotel and multifamily), as well as current weighted average and/or a range of loan-to-value ratios and occupancy rates to enhance an investor's understanding of these loan categories. See Item 303 of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Shannon Davis at 202-551-6687 or John Nolan at 202-551-3492 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance